

August 2, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Joseph Zanco
Chief Financial Officer Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, Louisiana 70508

>   **Re: Home Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 14, 2016**
>   **File No. 001-34190**

Dear Mr. Zanco:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,

>   /s/ Stephanie L. Sullivan

>   Stephanie L. Sullivan
>   Senior Assistant Chief Accountant
>   Office of Financial Services